

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2020

Daniel Coyne
Chief Executive Officer
Environmental Impact Acquisition Corp
535 Madison Avenue
New York, New York 10022

> **Re: Environmental Impact Acquisition Corp**
> **Draft Registration Statement on Form S-1**
> **Submitted September 18, 2020**
> **CIK 0001822691**

Dear Mr. Coyne:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted September 18, 2020

General

1. Please revise your Summary section to explain the business combination marketing agreement with Canaccord, quantify the fees that you will pay Canaccord and clarify any associated conflicts of interest.

Limited payments to insiders, page 25

2. We note you indicate that you will pay for "the services required to be performed pursuant to the business combination marketing agreement that are payable to Canaccord, contingent on the closing of our initial business combination …." Please revise to indicate the amount to be paid to Canaccord pursuant to the business combination marketing

        agreement. Also revise your "Use of Proceeds" section, on page 61, to address the business combination marketing agreement and the amount of the payments pursuant to the marketing agreement payable to Canaccord in a footnote or other text. Finally, also revise your "Related Party Transactions" section, on page 71, to address the amount to be paid to Canaccord pursuant to the business combination marketing agreement.

        You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or James Lopez at 202-551-3536 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Jessica Yuan